									Exhibit 12

SOUTH JERSEY INDUSTRIES, INC. Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges (Before Income Taxes) (IN THOUSANDS)
	Fiscal Year Ended December 31,

	2014		2013		2012		2011		2010

Net Income*	$97,628		$82,389		$92,776		$89,859		$67,285

Income Taxes	4,449		(19,014)		11,479		22,502		28,811

Fixed Charges**	34,196		27,509		24,344		25,298		22,265

Capitalized Interest	(4,636)		(8,684)		(5,358)		(1,220)		(369)

Total Available	$131,637		$82,200		$123,241		$136,439		$117,992

Total Available	3.8	x	3.0	x	5.1	x	5.4	x	5.3	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest charges and capitalized interest.